Mail Stop 6010
      April 24, 2006

Mr. Gordon A. Ulsh
President and Chief Executive Officer
Exide Technologies
13000 Deerfield Parkway, Building 200
Alpharetta, Georgia 30004

		RE: 	Exide Technologies
      Form 10-K for the fiscal year ended March 31, 2005
      Filed June 29, 2005
			File No.  1-11263

Dear Mr. Ulsh:

      We have reviewed your letter filed on March 31, 2006 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended March 31, 2005

Note 3. Summary of Significant Accounting Policies, page F-14
1. Please refer to prior comment 4. On pages F-16 and F-45 you state that the accrual for warranty and returns is estimated "based upon historical trends and claims experience, and include assessment of the anticipated lag between the date of sale and claim/return date."
On page F-45, you state that you provide "customers with various warranty and return privileges in each of [your] segments." In the table on page F-46 you show a rollforward of the warranty liability account. Please respond to the following comments:

* Please reconcile your response with the disclosures noted above. Your response states that you primarily provide a sales discount to your customers in lieu of providing a warranty. We note that the table reflects warranty provisions of $37,445,000 in the successor period.
* For those customers where you provide a warranty, your accounting and disclosures for the warranty, including the classification of the related costs, should be reflected in accordance with SFAS 5 and FIN
45. The accounting for sales returns should comply with SFAS 48. You should separately present rollforwards of each reserve. The classification should be based upon the terms of the underlying transactions and whether or not you are replacing damaged goods for a customer or accepting a return of a prior sale.
* Please provide us with a separate discussion and quantification of each of your various warranty and return programs and how you account for each under U.S. GAAP.


Note 11. Accounting for Goodwill and Intangibles, page F-28

2. Please refer to prior comment 10. Please tell us and disclose in future filings how you applied the two-step process of SFAS 142 in determining the implied fair value of your goodwill for each reporting unit. Your response only refers to the fair value of the company as a whole based upon your market capitalization. Please reconcile your disclosure on page F-28 stating that you utilized an updated five-year business plan as the basis for your discounted cash flows and an estimate of fair values. Please also discuss your consideration of paragraphs 23 - 25 and footnote 16 of SFAS 142. We note that you have four business segments. Please tell us about your reporting units under SFAS 142 and how you tested goodwill for impairment at the reporting unit level in accordance with paragraph
18 of SFAS 142. Please also tell us and disclose in future filings the changes in the carrying amount of goodwill during the period for each reportable segment and any significant changes in the allocation of goodwill by reportable segment. See paragraph 45(c) of SFAS 142.

3. Please refer to prior comment 11. Your response does not appear to address our prior comment with respect to the intangible asset for your customer relationships of $101,938 which represents approximately half of your intangible assets. Please tell us how you initially valued this asset at the date of fresh start reporting and subsequent tests for recoverability supporting your conclusion that there was no impairment of this asset as of March 31, 2005. Please address your consideration of paragraph 29 of SFAS 142 and paragraphs
A20 and A21 of SFAS 141.


Note 14 - Debt, page F-29

4. Please refer to prior comment 13. We note from your disclosures that the conversion rate on your Floating Rate Convertible Senior Subordinated Notes is 57.5705 shares per $1 principal amount, while your disclosure on Form S-3 filed September 14, 2005 indicates that the conversion rate on the notes is 57.5705 per $1,000 principal amount of notes. Please reconcile. Please also tell us and disclose in future filings the terms related to the redemption of the notes in the event of a change in control. Tell us about your evaluation of whether or not this term is an embedded derivative under SFAS 133 that should be separately stated at fair value.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3604 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

								Sincerely,



								Kate Tillan
								Assistant Chief Accountant
Gordon A. Ulsh
Exide Technologies
April 24, 2006
Page 3